

# Entity Profile Information

Viewed on June 24, 2025

NFA ID 0443649 HSBC BANK USA NA

## Current Status Information

| Branch ID | Status | Effective Date |
|---|---|---|
| | **ALSO SEE NFA ID 0434534** | |
| | SWAP DEALER REGISTERED | 08/15/2023 |
| | NFA MEMBER APPROVED | 05/15/2013 |

## Status History Information

| Status | Effective Date |
|---|---|
| **ALSO SEE NFA ID 0434534** | |
| SWAP DEALER REGISTERED | 08/15/2023 |
| NFA MEMBER APPROVED | 05/15/2013 |
| SWAP DEALER PROVISIONALLY REGISTERED | 12/31/2012 |
| NFA MEMBER PENDING | 12/18/2012 |
| SWAP DEALER PENDING | 12/18/2012 |

## Outstanding Requirements

Annual Due Date: 6/1/2026

ANNUAL MEMBERSHIP DUES REQUIRED FOR 9/1/2025
ANNUAL MEMBERSHIP DUES REQUIRED FOR 12/1/2025
ANNUAL MEMBERSHIP DUES REQUIRED FOR 3/1/2026
FIRM DISCIPLINARY INFORMATION IN REVIEW

## Disciplined Employee Summary



## Business Information

| | |
|---|---|
| Name | **HSBC BANK USA NA** |
| Form of Organization | **US FEDERALLY CHARTERED BANK** |
| Federal EIN | **201177241** |

**Business Address**

| | |
|---|---|
| Street Address 1 | **1800 TYSONS BOULEVARD, SUITE 50** |
| City | **TYSONS** |
| State (United States only) | **VIRGINIA** |
| Zip/Postal Code | **22102** |
| Country | **UNITED STATES** |

| | |
|---|---|
| Phone Number | **302-652-4673** |
| Fax Number | **302-652-4927** |
| Email | **DUSTIN.T.NATALE@US.HSBC.COM** |
| Website/URL | **WWW.US.HSBC.COM** |
| CRD/IARD ID | **Not provided** |



## Location of Business Records

NFA ID 0443649 HSBC BANK USA NA

| | |
|---|---|
| Street Address 1 | **66 HUDSON BOULEVARD** |
| City | **NEW YORK** |
| State | **NEW YORK** |
| Zip/Postal Code | **10001** |
| Country | **UNITED STATES** |



# Principal Information

### Individual Information

| | |
|---|---|
| NFA ID | **0561211** |
| Name | **AVILES DE KOSTES, EDITH VALENTINA** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **02-09-2024** |

| | |
|---|---|
| NFA ID | **0567254** |
| Name | **BIEGEL, DAVID** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **02-12-2025** |

| | |
|---|---|
| NFA ID | **0534685** |
| Name | **BUSCAGLIA, SARA FAYE** |
| TItle(s) | **CHIEF OPERATING OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **05-14-2025** |

| | |
|---|---|
| NFA ID | **0553422** |
| Name | **ELMGART, PADMA** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **02-23-2023** |

| | |
|---|---|
| NFA ID | **0545796** |
| Name | **FLOWERS, MELVIN LOUIS** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **05-11-2022** |

OMB Numbers 3038-0023 (exp. April 30, 2026) & 3038-0072 (exp. August 31, 2026)

Page 1 of 4

| | |
|---|---|
| NFA ID | **0523453** |
| Name | **FULLAM, ANDREW THOMAS** |
| TItle(s) | **CHIEF FINANCIAL OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **04-17-2024** |

| | |
|---|---|
| NFA ID | **0309237** |
| Name | **GOODWIN, CARY LONGSTRETH** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **05-21-2025** |

| | |
|---|---|
| NFA ID | **0469907** |
| Name | **HARTMANN, WILLIAM LLOYD** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **01-11-2023** |

| | |
|---|---|
| NFA ID | **0527670** |
| Name | **HENDERSON, JASON RYAN** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **04-13-2020** |

| | |
|---|---|
| NFA ID | **0552193** |
| Name | **LARSON, CAROL HULIT** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **01-11-2023** |

| | |
|---|---|
| NFA ID | **0545792** |
| Name | **MADISON, GEORGE WHEELER** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |

| | |
|---|---|
| Effective Date | **05-11-2022** |
| | |
| NFA ID | **0178341** |
| Name | **MCGEOUGH, LISA MARIE** |
| TItle(s) | **CHIEF EXECUTIVE OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **03-11-2025** |
| | |
| NFA ID | **0566004** |
| Name | **NATALE, DUSTIN THOMAS** |
| TItle(s) | **CHIEF COMPLIANCE OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **06-16-2025** |
| | |
| NFA ID | **0562535** |
| Name | **ODEN, RACQUEL NATASHA** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **06-06-2024** |
| | |
| NFA ID | **0289945** |
| Name | **POLSKY, LISA K** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **02-23-2023** |
| | |
| NFA ID | **0544044** |
| Name | **SCHROEDER, ALICE DAVEY** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **03-07-2022** |

**Holding Company Information**

| NFA ID | **0453422** |
|---|---|
| Full Name | **HSBC HOLDINGS PLC** |
| 10% or More Interest | **Yes** |
| Status | **APPROVED** |
| Effective Date | **12-27-2012** |

| NFA ID | **0455687** |
|---|---|
| Full Name | **HSBC NORTH AMERICA HOLDINGS INC** |
| 10% or More Interest | **Yes** |
| Status | **APPROVED** |
| Effective Date | **12-27-2012** |

| NFA ID | **0455684** |
|---|---|
| Full Name | **HSBC OVERSEAS HOLDING UK LIMITED** |
| 10% or More Interest | **Yes** |
| Status | **APPROVED** |
| Effective Date | **12-27-2012** |

| NFA ID | **0063886** |
|---|---|
| Full Name | **HSBC USA INC** |
| 10% or More Interest | **Yes** |
| Status | **APPROVED** |
| Effective Date | **12-27-2012** |



## Non-U.S. Regulator Information

### List of Non-U.S. Regulator(s) During The Past 5 Years

| Country | Regulator Name |
| --- | --- |
| CAYMAN ISLANDS | CAYMAN ISLANDS MONETARY AUTHORITY |
| HONG KONG | HONG KONG MONETARY AUTHORITY |
| UNITED KINGDOM | FINANCIAL CONDUCT AUTHORITY (FCA) |
| CANADA | OFFICE OF THE SUPERINTENDENT OF FINANCIAL INSTITUTIONS |
| BRAZIL | BANCO CENTRAL DO BRASIL/BRAZILIAN CENTRAL BANK |
| CHILE | SUPERINTENDENCIA DE BANCOS E INSTITUCIONES FINANCIERAS CHILE |
| COLOMBIA | SUPERINTENDENCIA FINANCIERA DE COLOMBIA |
| URUGUAY | BANCO CENTRAL DEL URUGUAY |
| SINGAPORE | MONETARY AUTHORITY OF SINGAPORE |
| ARGENTINA | BANCO CENTRAL DE LA REPUBLICA ARGENTINA |
| CHINA | CHINA BANKING REGULATORY COMMISSION |
| ISRAEL | BANK OF ISRAEL |



## Disciplinary Information - Criminal Disclosures

Viewed on June 24, 2025

NFA ID 0443649 HSBC BANK USA NA

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

**THE QUESTIONS ON THIS PAGE MUST BE ANSWERED "YES" EVEN IF:**

- <u>ADJUDICATION</u> **OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**

- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**

- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**

- **THE RECORD WAS EXPUNGED OR SEALED; OR**

- **A PARDON WAS GRANTED.**

**THE QUESTIONS MAY BE ANSWERED "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.**

For each matter that requires a "Yes" answer to Questions A, B or C below, a Criminal Disclosure Matter Page (DMP) must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any; and

- the date of the determination.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the <u>charges</u>;

- the classification of the offense, i.e., <u>felony</u> or <u>misdemeanor</u>;

- the plea, sentencing and probation information, as applicable;

- the final disposition; and

- a summary of the circumstances surrounding the criminal matter.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question A


Has the firm ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any U.S., non-U.S. or military court?

**No**

Question B


Has the firm ever pled guilty to or been convicted or found guilty of any <u>misdemeanor</u> in any U.S., non-U.S. or military court which involves:

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering, or misappropriation of funds, securities or property; or
- violation of <u>sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986</u>; or
- violation of <u>sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the U.S. Criminal Code</u>; or
- any transaction in or advice concerning futures, options, leverage transactions or securities?

**No**

Question C


Is there a <u>charge</u> pending, the resolution of which could result in a "Yes" answer to the above questions?

**Yes**

Criminal Disclosure Matter Summary: NONE



## Disciplinary Information - Regulatory Disclosures

Viewed on June 24, 2025

NFA ID 0443649 HSBC BANK USA NA

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Questions D, E, F, G, H or I below, a Regulatory DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the regulatory matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question D

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has a court ever permanently or temporarily <u>enjoined</u> the firm after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving:

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

**No**

Question E

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been <u>found</u>, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any <u>investment-related statute</u> or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other <u>person</u>; or
- have failed to supervise another <u>person</u>'s activities under any <u>investment-related statute</u> or regulation thereunder?

**Yes**

Question F

Has the firm ever been debarred by any agency of the U.S. from contracting with the U.S.?

**No**

Question G

Has the firm ever been the subject of any order issued by or a party to any agreement with a U.S. or non-U.S. regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a U.S. futures exchange) that prevented or restricted the firm's ability to engage in any business in the financial services industry?

**Yes**

Question H


Are any of the orders or other agreements described in Question G currently in effect against the firm?

**Yes**

Question I


Is the firm a party to any action, the resolution of which could result in a "Yes" answer to the above questions?

**Yes**



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# Disciplinary Information - Regulatory Disclosure Matter Summary

**NFA ID**    | 0443649 |        HSBC BANK USA NA

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

 **+ Add DMP**

**Current Regulatory Disclosure Matter Summary (7 DMPs)**

100    entries per page

Search:

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
| | 16448 | 10/06/2017 | FOREIGN EXCHANGE TRADING PRACTICES | | | | |
| | 16449 | 10/05/2017 | FRB FOREIGN EXCHANGE TRADING | | | | |

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
| | 16450 | 03/02/2016 | FEBRUARY 2016; CIVIL ACTION NO.:16-0199 | | | | |
| | 16447 | 10/21/2015 | DEPT. OF THE TREASURY COMPTROLLER OF THE CURRENCY | | | | |
| | 16444 | 12/18/2012 | APRIL 2011 - OFFICE OF THE COMPTROLLER OF THE CURRENCY - CEASE AND DESIST ORDER | | | | |
| | 16445 | 12/18/2012 | DECEMBER 2012 - DEFERRED PROSECUTION & CONSENT ORDERS W/ REGULATORY AND LAW ENFORCEMENT AUTHORITIES | | | | |
| | 16443 | 12/18/2012 | OCTOBER 2010 - OFFICE OF THE COMPTROLLER OF THE CURRENCY - CEASE AND DESIST ORDER | | | | |

❓ **Archived Regulatory Disclosure Matter Summary (2 DMPs)**      ⌄



## Disciplinary Information - Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

For each matter that requires a "Yes" answer to Question J below, a Financial DMP must be filed using NFA's DMP Filing System that requests:

- who was involved;

- when it occurred;

- what the allegations were;

- what the final determination was, if any;

- the date of the determination; and
- a summary of the circumstances surrounding the financial matter.

In addition, documents must be provided for each matter requiring a "Yes" answer that show:

- the allegations; and

- the final disposition.

The documents may be provided electronically using the upload function in the DMP Filing System or sending them to NFA (See Instructions).

Question J

Has the firm ever been the subject of an <u>adversary action</u> brought by a U.S. bankruptcy trustee?

**Yes**



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## Disciplinary Information - Financial Disclosure Matter Summary

**NFA ID**    | 0443649 |    🔍        HSBC BANK USA NA

To add a Disclosure Matter Page (DMP), click the Add DMP button. To view or update a current DMP, click the link in the Date DMP Filed column. To delete an "In Process" DMP, click the Delete button in the Action column.

To view the historical versions of DMPs, click the link in the Prior Filing(s) column if applicable.

For additional assistance, contact NFA at (800) 621-3570 or (312) 781-1410. You may also send an email to registration@nfa.futures.org.

**+ Add DMP**

**Current Financial Disclosure Matter Summary (1 DMP)**

| 100 | entries per page |

Search: [        ]

| Question(s) | DMP Number | Date DMP Filed | Matter Name | Case Status | Date | Prior Filing(s) | Action |
|---|---|---|---|---|---|---|---|
|  | 16446 | 10/20/2014 | FINANCIAL DISCLOSURE |  |  |  |  |

❓ **Archived Financial Disclosure Matter Summary**                                          ⌃

There are currently no archived DMPs.



# Registration Contact Information

| | |
|---|---|
| First Name | **ROBERT** |
| Last Name | **LUCKMAN** |
| Title | **SENIOR ASSISTANCE VICE PRESIDENT** |
| Street Address 1 | **227 W MONROE** |
| Street Address 2 | **SUITE 1810** |
| City | **CHICAGO** |
| State (United States only) | **ILLINOIS** |
| Zip/Postal Code | **60606** |
| Country | **UNITED STATES** |
| Phone | **224-880-8555** |
| Email | **ROBERT.D.LUCKMAN@US.HSBC.COM** |



## Enforcement/Compliance Communication Contact Information

Viewed on June 24, 2025

NFA ID 0443649 HSBC BANK USA NA

| | |
|---|---|
| First Name | **DUSTIN** |
| Last Name | **NATALE** |
| Title | **CHIEF COMPLIANCE OFFICER** |
| Street Address 1 | **66 HUDSON BOULEVARD** |
| City | **NEW YORK** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **10001** |
| Country | **UNITED STATES** |
| Phone | **212-525-5915** |
| Email | **DUSTIN.T.NATALE@US.HSBC.COM** |



## Membership Information

Indicate the category in which the Member intends to vote on NFA membership matters. **SWAP DEALER**

### U.S. Regulator Information

Is the firm currently regulated by any of the regulators listed below? **Yes**

**THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM**
**THE FEDERAL DEPOSIT INSURANCE CORPORATION**
**THE OFFICE OF THE COMPTROLLER OF THE CURRENCY**



# Membership Contact Information

## Membership Contact

| | |
|---|---|
| First Name | **DUSTIN** |
| Last Name | **NATALE** |
| Title | **CHIEF COMPLIANCE OFFICER** |
| Street Address 1 | **66 HUDSON BOULEVARD** |
| City | **NEW YORK** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **10001** |
| Country | **UNITED STATES** |
| Phone | **212-525-5915** |
| Email | **DUSTIN.T.NATALE@US.HSBC.COM** |

## Accounting Contact

| | |
|---|---|
| First Name | **ROBERT** |
| Last Name | **LUCKMAN** |
| Title | **SENIOR ASSISTANT VICE PRESIDENT** |
| Street Address 1 | **227 W. MONROE STREET** |
| Street Address 2 | **SUITE 100** |
| City | **CHICAGO** |
| State (United States only) | **ILLINOIS** |
| Zip/Postal Code | **60606** |
| Country | **UNITED STATES** |
| Phone | **224-880-8555** |
| Email | **ROBERT.D.LUCKMAN@US.HSBC.COM** |

**Arbitration Contact**

| | |
|---|---|
| First Name | **DIANA** |
| Last Name | **MILLER** |
| Title | **GENERAL COUNSEL US LITIGATION** |
| Street Address 1 | **66 HUDSON BOULEVARD EAST** |
| City | **NEW YORK** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **10001** |
| Country | **UNITED STATES** |
| Phone | **212-525-0783** |
| Email | **DIANA.MILLER@HSBC.COM** |

**Compliance Contact**

| | |
|---|---|
| First Name | **DUSTIN** |
| Last Name | **NATALE** |
| Title | **CHIEF COMPLIANCE OFFICER** |
| Street Address 1 | **66 HUDSON BOULEVARD** |
| City | **NEW YORK** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **10001** |
| Country | **UNITED STATES** |
| Phone | **212-525-5915** |
| Email | **DUSTIN.T.NATALE@US.HSBC.COM** |

**Chief Compliance Officer Contact**

| | |
|---|---|
| First Name | **DUSTIN** |
| Last Name | **NATALE** |
| Title | **CHIEF COMPLIANCE OFFICER** |
| Street Address 1 | **66 HUDSON BOULEVARD** |
| City | **NEW YORK** |
| State (United States only) | **NEW YORK** |
| Zip/Postal Code | **10001** |
| Country | **UNITED STATES** |
| Phone | **212-525-5915** |
| Email | **DUSTIN.T.NATALE@US.HSBC.COM** |



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NFA ID 0443649 Enter HSBC BANK USA NA

**No information available.**

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# Filing History

Click on the Form Message link to see details.

Entity Profile Information

Entity ID 0443 HSBC BANK USA NA

Sponsor ID SPOI

Clear

Form Message: Filter

Start Date: Clear

End Date:

100 entries per page

Search:

| PROCESS DATE | SPONSOR ID | FORM MESSAGE | USER NAME |
|---|---|---|---|
| 2025-06-24 | | BUSINESS LOCATIONS CHANGED | LUCKMANR |
| 2025-05-30 | | ANNUAL REGISTRATION UPDATE FILED | LUCKMANR |
| 2024-06-03 | | ANNUAL REGISTRATION UPDATE FILED | LUCKMANR |
| 2024-06-03 | | BUSINESS LOCATIONS CHANGED | LUCKMANR |
| 2024-04-16 | | BUSINESS LOCATIONS CHANGED | LUCKMANR |
| 2024-01-04 | | BUSINESS LOCATIONS CHANGED | LUCKMANR |
| 2023-11-16 | | BUSINESS LOCATIONS CHANGED | LUCKMANR |
| 2023-11-13 | | BUSINESS LOCATIONS CHANGED | BOWERSA1 |
| 2023-05-15 | | FIRM REGULATORY DMP ADDED - 18978 | LUCKMANR |
| 2023-05-15 | | FIRM REGULATORY DMP UPDATED - 18977 | LUCKMANR |
| 2023-05-15 | | FIRM REGULATORY DMP ADDED - 18977 | LUCKMANR |
| 2022-12-28 | | BUSINESS LOCATIONS CHANGED | NAZIFIA1 |
| 2022-12-28 | | BUSINESS LOCATIONS CHANGED | NAZIFIA1 |
| 2021-05-24 | | BUSINESS LOCATIONS CHANGED | NAZIFIA1 |

| PROCESS DATE | SPONSOR ID | FORM MESSAGE | USER NAME |
|---|---|---|---|
| 2019-07-25 | | BUSINESS LOCATIONS CHANGED | NAZIFIA1 |
| 2018-11-02 | | BUSINESS LOCATIONS CHANGED | NAZIFIA1 |
| 2018-09-28 | | BUSINESS LOCATIONS CHANGED | NAZIFIA1 |
| 2018-07-26 | | HOLDING COMPANY DELETED FOR ID 0455686 | NAZIFIA1 |
| 2018-07-26 | | HOLDING COMPANY DELETED FOR ID 0455685 | NAZIFIA1 |
| 2018-07-19 | | BUSINESS LOCATIONS CHANGED | NAZIFIA1 |
| 2018-06-13 | | BUSINESS LOCATIONS CHANGED | NAZIFIA1 |
| 2017-10-06 | | FIRM REGULATORY MATTER INFORMATION FILED | NAZIFIA1 |
| 2017-10-06 | | FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO | NAZIFIA1 |
| 2017-10-05 | | FIRM REGULATORY MATTER INFORMATION FILED | NAZIFIA1 |
| 2017-10-05 | | FIRM REGULATORY DISCLOSURE QUESTION E CHANGED | NAZIFIA1 |
| 2017-10-05 | | FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO | NAZIFIA1 |
| 2017-10-05 | | FIRM REGULATORY DISCLOSURE QUESTION E CHANGED | NAZIFIA1 |
| 2017-10-05 | | FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES | NAZIFIA1 |
| 2017-05-23 | | BUSINESS LOCATIONS CHANGED | NAZIFIA1 |
| 2017-05-23 | | BUSINESS LOCATIONS CHANGED | NAZIFIA1 |
| 2016-10-17 | | BUSINESS LOCATIONS CHANGED | MATSUMOTOF1 |
| 2016-03-02 | | FIRM REGULATORY MATTER INFORMATION FILED | CAMPANIONIM1 |
| 2016-03-02 | | FIRM REGULATORY DISCLOSURE QUESTION I CHANGED | CAMPANIONIM1 |
| 2016-03-02 | | FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES | CAMPANIONIM1 |
| 2015-10-21 | | FIRM REGULATORY MATTER INFORMATION FILED | CHAVIERIE |
| 2015-09-01 | | BUSINESS LOCATIONS CHANGED | CHAVIERIE |
| 2015-02-02 | | BUSINESS LOCATIONS CHANGED | CAMPANIONIM1 |
| 2015-01-29 | | BUSINESS LOCATIONS CHANGED | CAMPANIONIM1 |
| 2014-10-20 | | FIRM FINANCIAL MATTER INFORMATION FILED | CAMPANIONIM1 |
| 2014-10-20 | | FIRM FINANCIAL DISCLOSURE QUESTION J CHANGED | CAMPANIONIM1 |
| 2014-10-20 | | FIRM FINANCIAL SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO | CAMPANIONIM1 |
| 2014-01-31 | | BUSINESS LOCATIONS CHANGED | CHAVIERIE |
| 2013-12-20 | | BUSINESS LOCATIONS CHANGED | CHAVIERIE |
| 2013-10-29 | | FIRM CRIMINAL DISCLOSURE QUESTION C CHANGED | CHAVIERIE |
| 2013-10-29 | | FIRM CRIMINAL SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO | CHAVIERIE |
| 2012-12-18 | | FIRM APPLICATION FILED | CHAVIERIE |

Showing 1 to 46 of 46 entries

